Filed by Northern Genesis Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Northern Genesis Acquisition Corp. II

Commission File No. 001-39881

This filing relates to the proposed merger involving Northern Genesis Acquisition Corp. II (“Northern Genesis 2”) with Embark Trucks Inc. (“Embark”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 22, 2021.

On September 22, 2021, Embark issued a press release entitled “Embark Announces Advisory Board to Accelerate the Commercialization of its Self-Driving Technology”. The press release announces Embark’s formation of its strategic advisory board, a committee of distinguished trucking and supply chain executives that will guide Embark’s rapid business expansion. A copy of the press release is set forth below.

Embark Announces Advisory Board to Accelerate the Commercialization of its Self-Driving Technology

Committee composed of storied industry executives will provide strategic guidance, promote continued innovation, and strengthen Embark’s customer relationships.

SAN FRANCISCO, CA –– SEPTEMBER 22, 2021 –– Embark Trucks, Inc., a leading developer of autonomous technology for the trucking industry, today announced the formation of its strategic advisory board, a committee of distinguished trucking and supply chain executives that will guide Embark’s rapid business expansion. The board will advise Embark’s overall business strategy and bolster Embark’s ranks with some of the best and brightest minds in the transportation industry.

Introducing new members of the Embark Advisory Board (in alphabetical order):

●	Jonathan B. DeGaynor, President & CEO, Stoneridge, Inc.

●	Rich J. Freeland, Fmr. COO, Cummins

●	David A. Jackson, President & CEO, Knight Transportation

●	Terry S. Kline, Fmr. CIO, Navistar

●	Michele S. Meyer, Fmr. President & SVP, Snacks Operating Unit, General Mills

●	Michael K. Pigors, Fmr. Region President, US Domestic and US International Operations, FedEx

Detailed biographies for members can be found below.

Collectively, the advisory board members bring decades of executive experience and well over 150 years of collective total transportation experience to Embark. The six members come from diverse sectors of the broader transportation industry, including shipping, trucking, truck OEMs, Tier-1 suppliers and component manufacturers, and consumer packaged goods.

“Our new advisory board equips Embark with a brain trust that will help us navigate a complex and dynamic industry as we target commercial driver-out operations in 2024,” said Alex Rodrigues, CEO of Embark. “These thought leaders bring extraordinary experience to Embark and will be instrumental in our ability to execute against our business goals. We are privileged to have them on board and look forward to their contributions.”

This announcement comes as Embark hosts analysts, investors, and media at its headquarters for Embark Day, a behind-the-scenes event designed to give industry watchers a comprehensive business update and detailed look at Embark’s technology as the company plans to go public. Embark Day attendees will have the unique opportunity to sit in on a panel with three of the new advisory board members as they discuss current trends in the self-driving truck industry.

In June 2021, Embark unveiled its go-to-market strategy and entered into a definitive business combination agreement with Northern Genesis Acquisition Corp. II (NYSE: NGAB) (“Northern Genesis 2”). Upon closing of the proposed business combination in the second half of 2021, subject to a vote by the shareholders of Northern Genesis Acquisition Corp. II, Embark will become a publicly traded company and will list on the NASDAQ under the ticker symbol “EMBK.”

About Jonathan B. DeGaynor

Jon DeGaynor was appointed president and chief executive officer of Stoneridge in March 2015. He has served as a director since May 2015. To accelerate growth and drive financial performance, Jon has led the transformation of Stoneridge’s corporate structure, product strategy and leadership team. Examples of this transformation include the relocation of a global headquarters, two major acquisitions, two divestitures and the development of the Company’s game-changing technology, MirrorEye® Camera Monitor System.

Prior to joining Stoneridge, Jon served as the vice president, strategic planning and innovation of Guardian Industries Corp., a manufacturer of industrial glass and other building products for commercial, residential and automotive applications. From 2008 to 2014, Jon served as vice president, business development, managing director of Asia for SRG Global, Inc., a Guardian company and manufacturer of chrome plated parts for the automotive, commercial truck and consumer goods industries. Jon served as chief operating officer, international for Autocam Corporation, a manufacturer of precision-machine components for the automotive industry, from 2005 to 2008. Prior to that, he held positions of increasing responsibility with Delphi Corporation from 1993 to 2005.

Jon holds a Bachelor of Science in Mechanical Engineering from University of Michigan and a Master of Business Administration from The Wharton School at the University of Pennsylvania.

About Rich J. Freeland

Rich Freeland has extensive experience in the North American heavy duty trucking industry. He previously served as President and Chief Operating Officer of Cummins Inc. from 2014 to 2019 and has held senior leadership positions at the company since 2005. During his tenure at Cummins, Rich led the design and manufacturing of innovative engine products and developed partnerships with OEMs and major national trucking companies.

Rich previously served as a board member for Cummins, Sauer-Danfoss, and the National Association of Manufacturers. He is currently a board member of Valvoline, a leading provider of automotive services and premium branded lubricants, and Cooper-Standard Automotive, a global supplier of systems and components for the automotive industry.

Rich holds a Bachelor of Science in industrial management from Purdue University’s Krannert School of Management and a Master of Business Administration from Indiana University’s Kelley School of Business.

About David A. Jackson

David Jackson has served as the Chief Executive Officer of Knight, and now Knight-Swift, and a member of the board of directors of Knight since January 2015. He has served as the President of Knight since February 2011. Mr. Jackson previously served as Knight’s Chief Financial Officer from 2004 until 2012. He has been with Knight since 2000. Mr. Jackson served as Knight’s Treasurer from 2006 to 2011 and Knight’s Secretary from 2007 to 2011. Prior to his appointment as the CFO, Mr. Jackson served in several positions at Knight between 2000 and 2004.

The selection of Mr. Jackson as a director was based, among other things, upon his extensive transportation, leadership, and finance experience and his deep understanding of the Knight culture and commitment to maintaining our financial and operating performance.

About Terry S. Kline

Terry Kline is a seasoned technologist and automotive and trucking industry expert, having served as an IT leader at major global OEMs during his career. He previously served as Senior Vice President and Global CIO of Navistar International from 2013 to 2018, where he was responsible for all aspects of IT across Navistar, overseeing more than 500 employees and a budget of nearly $200 million. Prior to Navistar, Terry held senior leadership roles at GM from 2000 to 2012, including serving as Vice President and Global CIO from 2009 to 2012, where he managed the company’s global IT operations.

Terry is currently the Managing Director of TSK Technology Group, a consulting firm he founded in 2012 specializing in the connected vehicle industry.

Terry holds a Bachelor of Science in Computer Science and Engineering from the University of Toledo, and a Master of Business Administration from Indiana University.

About Michele S. Meyer

Michele Meyer has spent the majority of her 30-plus year career in the CPG industry at General Mills and held leadership roles at the company for over two decades. She most recently served as President and SVP for General Mills’ Snacks Operating Unit, a position she held from 2017 to 2019. During her tenure at General Mills, she oversaw national product launches, restructured and optimized global supply chains, and spearheaded major business growth initiatives.

Michele currently serves as an Operating Partner at Newroad Capital Partners and as a board member at the SPOON Foundation, the National Association of Corporate Directors (Minneapolis Chapter), and Woman Corporate Directors (Minneapolis Chapter). She has previously held board positions at major companies and nonprofits including GNC Holdings and CommonBond Communities.

Michele holds a Bachelor of Arts in Economics from Vanderbilt University and Master of Business Administration from the University of Texas, Austin.

About Michael K. Pigors

Michael Pigors spent his 40-plus year career at Federal Express (FedEx), where he most recently served as Regional President and Executive Vice President for US Domestic and US International, FedEx’s largest business unit, from 2017 to 2019. Mike was responsible for all US FedEx Express operations, including overseeing more than 100,000 team members and managing a budget of over $10 billion. Mike began his career at FedEx in 1979 as a Ramp Agent, and has since worked throughout the organization, holding senior leadership positions since 1990.

Mike previously served on the board of directors of the Intermodal Transportation Institute, a program at the University of Denver’s Center for Transportation Management founded to promote sustainable transportation systems worldwide.

Mike holds a Master of Science in Science Transportation Management from the University of Denver.

About Embark Trucks

Embark is an autonomous vehicle company building the software powering autonomous trucks, focused on improving the safety, efficiency, and sustainability of the nearly $700 billion a year trucking market. Headquartered in San Francisco, CA since its founding in 2016, Embark is America’s longest-running self-driving truck program. The company partners with some of the largest shippers and carriers in the nation, collectively representing over 35,000 trucks.

Embark’s mission is to realize a world where consumers pay less for the things they need, drivers stay close to the homes they cherish, and roads are safer for the people we love. To learn more about Embark, visit embarktrucks.com.

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Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Embark’s and Northern Genesis 2’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Embark’s and Northern Genesis 2’s expectations with respect to future performance. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination in a timely manner or at all; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any proposed business combination; (4) the risk that the business combination may not be completed by Northern Genesis 2 business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought; (5) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of Northern Genesis 2 and Embark and the satisfaction of the minimum trust account amount following redemptions by Northern Genesis 2’s public stockholders; (6) the lack of a third party valuation in determining whether or not to pursue the proposed business combination; (7) the risk that any proposed business combination disrupts current plans and operations and/or the impact that the announcement of the proposed business combination may have on Embark’s business relationships; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the any proposed business combination; (10) changes in the applicable laws or regulations; (11) volatility in the price of Northern Genesis 2’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Embark plans to operate, variations in performance across competitors, changes in laws and regulations affecting Embark’s business and changes in the combined capital structure; (12) the possibility that Embark or Northern Genesis 2 may be adversely affected by other economic, business, and/or competitive factors; (13) the impact of the global COVID-19 pandemic; and (14) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by Embark and Northern Genesis 2 with the U.S. Securities and Exchange Commission (the “SEC”), including those discussed in Northern Genesis 2’s Annual Report Form 10-K for the fiscal year ended December 31, 2020 (“Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 and those that are expected to be included in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by Northern Genesis 2 from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Embark and Northern Genesis 2 caution that the foregoing list of factors is not exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Embark and Northern Genesis 2 undertake no obligation to and accepts no obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to stockholders of Northern Genesis 2 for their consideration. Northern Genesis 2 has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a preliminary proxy statement to be distributed to Northern Genesis 2’s stockholders in connection with Northern Genesis 2’s solicitation for proxies for the vote by Northern Genesis 2’s stockholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the preliminary prospectus relating to the offer of the securities to be issued to Embark’s shareholders in connection with the completion of the proposed merger. After the Registration Statement has been declared effective, Northern Genesis 2 will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Northern Genesis 2’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Northern Genesis 2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Northern Genesis 2, Embark and the proposed business combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Northern Genesis 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Northern Genesis 2.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Northern Genesis 2, Embark and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Northern Genesis 2’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Northern Genesis 2’s stockholders in connection with the proposed transactions will be set forth in Northern Genesis 2’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Northern Genesis 2’s directors and executive officers in Northern Genesis 2’s Form 10-K and Forms 10-Q filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.